March 11, 2015

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FlexFridge, Inc.
Registration Statement on Form 10
Filed February 2, 2015
File No. 000-55359

Dear Mr. Spirgel:

This letter is submitted on behalf of FlexFridge, Inc. (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form 10 (the “Form 10”) as set forth in your letter, dated February 26, 2015 (the “Comment Letter”), to Dr. Shaun Passley, President and Chief Executive Officer of the Company.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment. Page references in the responses refer to the pages in the Form 10 as filed with the Commission.

General

1. A shell company, as defined under Rule 12b-2 of the Securities Exchange Act of 1934, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Please prominently disclose at the onset of your registration statement that your company is currently a shell company. Please also revise to discuss the restrictions on the transferability of your equity interests and the unavailability of Rule 144.

Response to Comment No. 1:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company is currently a shell company. See page 3 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Registering Shares,” which was filed with the Commission on March 10, 2015.

2. We note that you are voluntarily registering your shares pursuant to Section 12(g) of the Exchange Act. Please advise us why you have decided to register your shares at this time. We note that you have no revenues, no operations, and minimal assets.

Response to Comment No. 2:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company explained why it decided to register it shares. See page 3 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Registering Shares,” which was filed with the Commission on March 10, 2015.

Mr. Larry Spirgel

Securities and Exchange Commission

March 11, 2015

3. Please revise to briefly discuss that the company may have liability in connection with the spin-off in 2013 of the FlexFridge shares to holders of Epazz, Inc. common stock. We note that at the time, the shares were not registered under either the Securities Act of 1933, or the Securities Exchange Act of 1934, and that you do not appear to be able to rely on the conditions outlined by the Staff in Staff Legal Bulletin 4, addressing spin-offs.

Response to Comment No. 3:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company discussed the liability in connection with the spin-off in 2013. See page 3 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Registering Shares,” which was filed with the Commission on March 10, 2015.

4. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Response to Comment No. 4:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company understand the reporting obligations.

5. Please revise, as applicable, to disclose whether the company is an Emerging Growth Company as defined under the JOBS Act, and whether the company intends to rely upon the various exemptions available to companies meeting that definition. If applicable, revised disclosure should address whether the company has elected to take advantage of the option available to Emerging Growth Companies to delay adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. If the company has elected this option, also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response to Comment No. 5:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has disclosed that it is an emerging growth company. See page 3 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Emerging Growth Company,” which was filed with the Commission on March 10, 2015.

6. Please revise throughout to remove references to this being an “information statement,” as you do, for example, on page 2. As noted above, insofar as your spin-off already occurred in 2013, you may not rely on Staff Legal Bulletin 4.

Response to Comment No. 6:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has removed “information statement” from the filing.

Mr. Larry Spirgel

Securities and Exchange Commission

March 11, 2015

Item 2. Financial Information

7. We note from your website (www.flexfridge.com) that the company intends to use crowd funding to help launch product, with a goal to deliver the first FlexFridges to businesses during the winter of 2015. Please expand your MD&A and liquidity disclosure to discuss your current plans and efforts toward obtaining financing for your business, as well as plan and status of operating goals.

Response to Comment No. 7:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has disclosed its funding plans. See page 4 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Liquidity and capital resources,” which was filed with the Commission on March 10, 2015.

Principal Stockholders

8. Please revise your chart to address ownership of your outstanding preferred securities.

Response to Comment No. 8:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has revised the principal stockholders. See pages 4 and 5 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “PRINCIPAL STOCKHOLDERS,” which was filed with the Commission on March 10, 2015.

Description of Securities

9. Please revise here, or at page 10, to remove duplicative disclosures concerning the description of your securities.

Response to Comment No. 9:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has removed duplicative disclosures.

10. Please expand your disclosure to discuss all significant rights and features associated with each of your classes of securities. In that regard, based on your footnote disclosure on page F-12, it appears that both your Series A and Series B Preferred Stock have a number of significant conversion, dividend and liquidation features that should be highlighted in your Description of Securities. Further, please explain how the rights of these security holders may affect the rights of common shareholders.

Response to Comment No. 10:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has discloses the rights in the Description of Securities section. See page 5 and 6 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “DESCRIPTION OF SECURITIES,” which was filed with the Commission on March 10, 2015.

Mr. Larry Spirgel

Securities and Exchange Commission

March 11, 2015

Management

11. Please revise, as applicable, to disclose any family relationship between Shaun A. Passley and Craig E. Passley.

Response to Comment No. 11:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has discloses the relationship with the management. See page 7 of the Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”) under the heading “Management,” which was filed with the Commission on March 10, 2015.

Item 15. Financial Statement and Exhibits

12. You do not appear to have filed Exhibit 1.1, Articles of Incorporation either here or in a previous filing. Please revise to do so in your next amendment.

Response to Comment No. 12:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has revised the Form 10 to reflect that the company has filed the Exhibit 1.1, Articles of Incorporation. See Amendment No. 1 to the Registration Statement on Form 10 (the “Amended Form 10”), which was filed with the Commission on March 10, 2015.

13. Please delete the reference on the bottom of page 12 to a confidential treatment request.

Response to Comment No. 13:

The Company acknowledges the Staff comments and respectfully advises the Staff that the Company has removed reference on the bottom of page 12 to a confidential treatment request.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (312) 955-0512.

Sincerely,

/s/ Shaun Passley, Ph.D.

Shaun Passley, Ph.D.